Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Denise Lynn

Senior Vice President – People

April 15, 2013

Dear U.S.-Based Agents, Reps and Planners:

We are steadily making progress toward our proposed merger with US Airways and building the new American. As always, it’s important that our independent employees know how much we appreciate your contributions as we continue creating a stronger, more successful American Airlines. Like other groups, you have made sacrifices to support our restructuring and as a result of these and other changes to our business, American is on the verge of completing one of the most successful restructurings in history. So thank you for your continued professionalism and focus on our customers through what has been a challenging chapter in our history.

In recognition of the restructuring, in particular the changes to your retirement benefits, the company intends to include in its proposed Plan of Reorganization (POR) that American’s independent employees receive a distribution equal to 2.3 percent of the common stock issued under the POR to holders of unsecured claims against American. We currently anticipate that 1.4 percent of that stock will be shared among American’s Agents, Representatives and Planners and the balance will be shared among American’s support staff and management who do not participate in other incentive compensation plans. The details of how these shares will be allocated among eligible employees have not yet been determined, and the actual distribution of the shares is subject to a number of conditions, including confirmation and consummation of the POR, American’s emergence from Chapter 11 and the consummation of the merger transaction. We will share more information as the POR process unfolds.

Throughout restructuring our goal has been to treat people fairly and equitably. Our pilots, flight attendants and TWU-represented employees will receive under the POR equity stakes as part of the negotiations that resulted in new collective bargaining agreements, and it is important to the leadership of the company that you receive the same. We applied a similar methodology to determine the equity stake for independent employees as we used for other groups.

When we made the decision to merge with US Airways, we did it with one goal in mind – to maximize the value for all of our stakeholders, including our people, so that everyone can share in the benefits the merger will bring. In a separate letter from Jon Snook later this week, you will be invited to participate in a survey regarding merger-related improvements to your pay and benefits.

You have worked hard to rebuild American, and deserve to share in that bright future – a future you contribute to every day by taking great care of our customers.

Sincerely,

4333 Amon Carter Blvd., MD 5604

Fort Worth, TX 76155

denise.lynn@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.